Exhibit 99.2

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
December 9, 2010
NEWS RELEASE

HELIX BIOPHARMA REPORTS ON 2010 ANNUAL GENERAL AND SPECIAL MEETING

AURORA, Ontario, December 9, 2010 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a biopharmaceutical company developing drug candidates for the prevention and treatment of cancer, reports that at its Annual General and Special Meeting held today, shareholders approved all of management’s proposals.

Board of Directors
All seven Board members were re-elected as directors, with the Board continuing to be constituted of:

Donald H. Segal, Chairman of the Board and Chief Executive Officer
Kenneth A. Cawkell, Director and Corporate Secretary
John M. Docherty, Director, President and Chief Operating Officer
W. Thomas Hodgson, Director
Jack M. Kay, Director
Gordon M. Lickrish, Director
Kazimierz Roszkowski-Sliz, Director

Auditors
KPMG LLP was re-appointed as the Company’s auditors.

2010 Equity Compensation Plan
The shareholders approved the 2010 Equity Compensation Plan of the Company, as described in the Company’s information circular dated November 10, 2010, which has also now been implemented by the Directors.

Corporate Presentation
The slide show portion of the corporate presentation given at the meeting will be posted on the Company’s website at www.helixbiopharma.com.

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix's product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX, NYSE Amex and FSE under the symbol "HBP".

For further information contact:
Stanley Wunderlich	Richard Stern
Consulting for Strategic Growth 1 Ltd.	Stern & Co.
Tel: 800-625-2236 ext. 7770	Tel: 212 888-0044
Email: swunderlich@cfsg1.com	Email: richstern@sternco.com
Web Site: www.cfsg1.com	Site: www.sternco.com

This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable securities laws, regarding the development of products by Helix for the prevention and treatment of cancer based on its proprietary technologies. Although Helix believes that the expectations reflected in such forward-looking statements and information are reasonable, such statements and information involve risks and uncertainties, and undue reliance should not be placed on such statements and information. Certain material factors or assumptions are applied in making forward-looking statements and providing forward-looking information, including, but not limited to, the assumption that Helix’s products in development will be successfully commercialized; receipt of necessary additional funding, strategic partner support and regulatory approvals; GMP manufacturing and other activities; the timely provision of services by third parties; and future revenue, costs and expenditures. Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties including without limitation, Helix’s need for additional capital, which may not be available; uncertainty whether the Company’s products under development, including L-DOS47 and Topical Interferon Alpha-2b, will be successfully developed and commercialized; research and development risks; product liability, insurance and intellectual property risks; the need for further regulatory approvals, which may not be obtained; the Company’s dependence on its third-party service providers; upscaling and manufacturing risks; partnership / strategic alliance risks; the effect of competition; the risk of technical obsolescence; uncertainty of the size and existence of a market opportunity for Helix’s products; uncertainty whether the Company will be able to obtain an appropriate pharmaceutical or strategic partner for the drug candidates, which are not assured; changes in business strategy or plans; and the risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report or identified in the Company’s other public filings with the Canadian Securities Administrators at www.sedar.com or with the SEC at www.sec.gov. Forward-looking statements and information are based on the beliefs, assumptions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions or expectations, or other circumstances change, except as required by law.